Exhibit 99.5

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Independent Technical Report on Resources and Reserves, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated May 8, 2020, with an effective date of December 31, 2019 (the “Technical Report”).

I, Andy Thomas do hereby certify that:

1.	I am a Senior Geotechnical Engineer with SRK Consulting (Canada) with an office at 22nd Floor, 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada.

2.	I am a graduate of The University of Adelaide in 2004 where I obtained a Bachelor of Engineering (Civil & Environmental) and a Bachelor of Science (Geology). I am also a graduate of The University of British Columbia in 2014 where I obtained a Master of Engineering (Geological). Aside from the time spent studying my postgraduate degree, I have practiced my profession continuously since 2005. My relevant experience includes geotechnical investigations and geotechnical assessments for open pit and underground mining projects in Australia and the Americas.

3.	I am a Professional Engineer registered with the Engineers and Geoscientists British Columbia, license #44961.

4.	I have visited the property on May 28 & 29, 2019.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	As a qualified person, I am independent of the Issuer as defined in Section 1.5 of NI 43-101.

7.	I accept professional responsibility for Section 16.3.1, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8.	I have not had prior involvement with the subject property.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 8th day of May 2020, in Vancouver, British Columbia, Canada. [“signed and sealed”] Andy Thomas, P.Eng. SRK Consulting (Canada)